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SEC Mail Processing Section FEB 26 2020 Washington DC 415

SEC FILE NUMBER
8-00831

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MARTIN NELSON & CO., INC.

OFFICIAL USE ONLY
FIRM I.D.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 WESTLAKE AVE. N., STE 200

SEATTLE	WA	98109-3031
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARTIN O. NELSON, JR. (206) 682-6261
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
BDO USA, LLP
(Name – *if individual, state last, first, middle name)*

601 UNION ST., STE. 2300	SEATTLE	WA	98101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e)(2)*

SEC 1410 (06.02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARTIN O. NELSON, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARTIN NELSON & CO., INC., as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SABINE KOENIG
COMMISSION EXPIRES
NOTARY
PUBLIC
FEB 2, 2023
STATE OF WASHINGTON

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (NOT APPLICABLE)
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. Not applicable.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. Not applicable.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. *
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (NOT APPLICABLE)
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. (SEE THE SEPARATELY BOUND REPORT)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (NOT APPLICABLE)

* *Reserve requirement not applicable.*

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

- ☒ (o) 2019 Exemption Report

BDO

Tel: 206-382-7777
Fax: 206-382-7700
www.bdo.com

Two Union Square
601 Union Street, Suite 2300
Seattle, WA 98101

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Martin Nelson & Co., Inc.
Seattle, Washington

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Martin Nelson & Co., Inc. (the "Company") as of December 31, 2019, the related statements of operations, stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Pursuant to Rule 15c3-1 and Schedule II, Reconciliation Between the Computation of the Net Capital per the Broker's Unaudited Focus Report Part IIA, and the Audited Computation of Net Capital (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Securities Exchange Act of 1934 Rule 17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

BDO USA, LLP

Seattle, Washington
February 20, 2020

MARTIN NELSON & CO., INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2019

ASSETS

Cash	$	30,063
Receivable from clearing firm		253,143
Accounts receivable		3,655
Prepaid expenses		22,640
Investments		3,075,575
Fixed assets, net of accumulated depreciation of $343,335.		323,560
	$	3,708,636

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	37,069
Income tax payable		5,209
Deferred income tax liability		80,000
Total liabilities		122,278
Stockholder's Equity		
Common stock, $10 par value, 5,000 shares authorized, 1,471 shares issued and outstanding		14,710
Retained earnings		3,571,648
		3,586,358
	$	3,708,636

See Notes to Financial Statements

MARTIN NELSON & CO., INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2019

Revenues		
Commissions	$	648,616
Advisor income		378,564
Realized gain on securities held as investments		165,649
Unrealized gain on securities held as investments		146,254
Interest and dividends		128,819
Gain on securities held for resale		91,185
12-b1 fees		66,602
Fees from municipal underwriting		52,949
Gain on sale of fixed assets		7,000
		1,685,638
Expenses		
Compensation and benefits		651,349
Rent		145,494
Dues and subscriptions		92,206
Profit sharing contribution		83,963
Taxes, other than on income		71,963
Professional fees		43,436
Contributions		32,179
Other operating expenses		17,011
Interest		15,798
Telephone		15,713
Insurance		9,025
Auto		8,550
Travel		6,830
Office supplies		5,637
Entertainment		2,860
Meals		2,539
Depreciation		2,471
Underwriting expense		2,074
Advertising		815
		1,209,913
Income before taxes		475,725
Income tax expense		(88,000)
Net income	**$**	**387,725**

See Notes to Financial Statements

MARTIN NELSON & CO., INC.

STATEMENT OF STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2019

	Common Shares	Common Stock	Retained Earnings	Total
Balance, December 31, 2018	1,471	$ 14,710	$ 3,183,923	$ 3,198,633
Net income			387,725	387,725
Balance, December 31, 2019	1,471	$ 14,710	$ 3,571,648	$ 3,586,358

See Notes to Financial Statements

MARTIN NELSON & CO., INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2019

Cash Flows from Operating Activities		
Net income	$	387,725
Adjustments to reconcile net income to cash flows from operating activities		
Depreciation		2,471
Gain on sale of fixed asstes		(7,000)
Deferred tax liability		34,000
Realized gain on securities held as investments		(165,649)
Unrealized gain on securities held as investments		(146,254)
Changes in operating assets and liabilities		
Receivable from clearing firm		(50,930)
Accounts receivable		(3,655)
Prepaid expenses		(12,359)
Accounts payable and accrued expenses		(2,836)
Income tax receivable/payable		(35,949)
Cash flows from operating activities		(436)
Cash Flows from Investing Activities		
Purchase of investments		(94,400)
Proceeds from sale of investments		418,463
Purchases of fixed assets		(323,560)
Proceeds from sale of fixed assets		7,000
Cash flows from investing activities		7,503
Change in cash		**7,067**
Cash Balance, Beginning of Year		22,996
Cash Balance, End of Year	$	30,063

Supplemental Cash Flow Information

Cash paid during the year for:		
Federal income tax	$	89,949
Interest	$	15,798

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

Martin Nelson & Co., Inc. ("the Company") is a securities broker and dealer as approved by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company's customers are primarily individuals located in the Pacific Northwest. The Company is also involved in underwriting of municipal bonds and earns an underwriting fee when the underwriting is completed. In the normal course of business, the Company's customer, trading, and correspondent clearance activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligations.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

Cash

The Company maintains its cash balances at various financial institutions. The balances occasionally exceed federally insured limits. Cash balances are available for immediate withdrawal.

Revenue From Contracts With Customers

Revenues are recognized when the services are delivered to our customers, in an amount that is based on the consideration the firm expects to receive in exchange for those services when such amounts are not probable of significant reversal.

- *Municipal Underwriting*

  Revenue from municipal underwriting activities consists of revenues earned from underwriting municipal bonds. Gain on securities held for resale represent the markup on municipal bonds underwritten.

  Underwriting revenues are generally recognized on trade date if there is no uncertainty or contingency related to the amount to be paid.

- *Commissions and Fees*

  Commissions and fee revenues result from transaction-based arrangements in which the client is charged a fee for the execution of transactions. Such revenues primarily arise from transactions in equity securities, services related to sales and trading activities, and sales of mutual funds and options. Commissions and fee revenues are recognized on trade date when the performance obligation is satisfied. 12b-1 fees are earned over the time the investor stays invested in the mutual fund.

- *Investment Advisory Fees*

  Advisory fees are based on a percentage of the assets under management. The fees are charged after every quarter in arrears. The fees are negotiable and may change as the value of the portfolio changes. The fees depend on the size of the account, the amount of time a client has had an account with the Company, the total amount of business the client conducts with us and other relevant considerations.

The Firm has no receivables or liabilities from contracts with customers. For contracts with a term less than one-year, incremental costs to obtain the contract are expensed as incurred.

As of December 31, 2019, the firm does not have any remaining performance obligations under contracts with customers.

Investment Earnings

Realized (calculated using the average cost method) and unrealized gains and losses are reflected in the results of operations for the year.

Interest and Dividend Income

Interest and dividend income is recognized when earned.

Fair Value Measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing an asset or liability. There are three levels which prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions. An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for investments measured at fair value, including a general description of the investments.

Investments

Investments consist of various common stocks as well as one investment management fund. Fair value of common stocks is based on quoted prices in active markets and is classified within Level 1 of the fair value hierarchy. After initial recognition, in determining the fair market value on non-exchange-traded externally managed funds, the firm generally considers the Net Asset Value (NAV) of the fund provided by the fund manager to be the best estimate of the fair value. There are no unfunded commitments. The hedge funds can be redeemed annually, and the redemption notice is 45 days.

One issuer of common stock represented 15% of all investments as of December 31, 2019.

The fair value of investments at December 31, 2019, was determined within the above fair value hierarchy as follows:

	Level 1 Inputs	Total
Investments		
Common stocks	$ 2,975,575	$ 2,975,575
Total investments at fair value	$ 2,975,575	$ 2,975,575
Hedge Funds at NAV		$ 100,000
Total Investments		$ 3,075,575

Fixed Assets

Fixed assets are stated at cost and are depreciated using straight-line methods over estimated useful lives of five to seven years. Leasehold improvements are amortized using straight-line over the shorter of their estimated lives or the anticipated term of the lease and are fully amortized as of December 31, 2019.

Airplane	323,560.00
Leasehold Improvements	343,335.00
	666,895.00
Accumulated Depreciation	-343,335.00
	323,560.00

Advertising

Advertising costs are expensed as incurred.

Income Tax

Income tax is determined using an asset and liability approach which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement basis and tax basis of assets and liabilities at the applicable enacted tax rates.

The Company's deferred tax assets and liabilities result from unrealized gains on investments and differences in depreciation rates on property. At December 31, 2019, the components of net deferred tax liabilities are as follows:

Furniture and equipment	$	59,000
Investments		(139,000)
	$	(80,000)

The income tax expense is composed of:

Current provision	$	(54,000)
Deferred liability		(34,000)
	$	(88,000)

The provision for federal income tax may differ from the statutory rate primarily due to interest income that is exempt from tax and the dividends received deduction.

The Company records a liability, if any, for unrecognized tax benefits resulting from uncertain income tax positions taken or expected to be taken in an income tax return. No liability has been recorded for uncertain tax positions, or related interest or penalties as of December 31, 2019.

Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were issued, which was February 20, 2020.

Note 2. Clearing Organization

The Company has an agreement with another securities broker and dealer to act as a clearing organization for the Company. The clearing organization clears all security transactions and maintains customer accounts. In addition, the clearing organization holds most of the Company's securities held for resale and investments.

Note 3. Leases

The Company adopted ASU 2016-02, Leases on January 1, 2019 ("ASU 2016-02"). Under ASU 2016-02, a lessee will recognize in the statement of financial condition a liability to make lease payments and a right-of-use asset representing its right to use the underlying asset for the remaining lease term exceeding one year.

The Company has an office lease agreement with a company owned by the president's immediate family members. The office space is leased under an operating lease that is month to month. As such the Company has elected the practical expedient for short term leases under ASU 2016-02 and therefore there is no right of use asset or lease liability recognized on the statement of financial condition as of December 31, 2019. The total rent expense paid to the related party amounted to $145,494 for the year ended December 31, 2019.

Note 4. Commitments, Guarantees and Contingencies

Management of the Company believes that there are no commitments, guarantees or contingencies that may result in a material loss or future obligations as of December 31, 2019.

Note 5. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of $250,000. At December 31, 2019, the Company had computed net capital of $2,395,913 which was in excess of the required net capital level by $2,145,913. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2019, the Company's ratio of aggregate indebtedness to net capital was 0.018 to 1.

SUPPLEMENTARY INFORMATION

MARTIN NELSON & CO., INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2019

COMPUTATION OF NET CAPITAL

Total stockholder's equity per the financial statements	$	3,586,358
Deductions:		
Furniture and equipment		323,560
Petty cash		50
Accounts receivable		3,655
Prepaid expenses		22,640
		349,905
Haircuts on securities:		
Equity securities		818,234
Undue concentration haircuts		22,306
		840,540
Total deductions and haircuts		1,190,445
Net capital		2,395,913
Minimum net capital		250,000
Excess net capital	$	2,145,913

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate indebtedness		
Accounts payable and accrued expenses	$	37,069
Income tax payable		5,209
Total aggregate indebtedness	$	42,278

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $250,000, whichever is greater)	$	250,000
Percentage of aggregate indebtedness to net capital		1.8%
Ratio of aggregate indebtedness to net capital		0.018 to 1

MARTIN NELSON & CO., INC.

SCHEDULE II
RECONCILIATION BETWEEN THE COMPUTATION OF THE NET CAPITAL
PER THE BROKER'S UNAUDITED FOCUS REPORT PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL

December 31, 2019

Net capital, per the broker's unaudited Focus Report, Part II A, and net capital per audited financial statements	$ 2,395,913

No adjustments were proposed to net capital per the broker's unaudited Focus Report, Part IIA, as a result of the audit of computation of net capital.

February 20, 2020

2019 Exemption Report

Martin Nelson & Co., Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

I, Martin Nelson, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Martin Nelson & Co., Inc.

Martin O. Nelson Jr.

Martin O. Nelson, Jr.
President

BDO

Tel: 206-382-7777
Fax: 206-382-7700
www.bdo.com

Two Union Square
601 Union Street, Suite 2300
Seattle, WA 98101

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Martin Nelson & Co., Inc.
Seattle, Washington

We have reviewed management's statements, included in the accompanying 2019 Exemption Report, in which (1) Martin Nelson & Co., Inc. ("the Company") identified the following provision of the Securities Exchange Act of 1934 ("SEA") Rule 15c3-3(k) under which the Company claimed an exemption from Rule 15c3-3(k)(2)(ii) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BDO USA, LLP

Seattle, Washington
February 20, 2020

MARTIN NELSON & CO., INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2019

C O N T E N T S

MARTIN NELSON & CO., INC.

SUPPLEMENTAL REPORT
UNDER SUBPARAGRAPH(e)(4) OF RULE 17a-5
OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2019

MARTIN NELSON & CO., INC.

SCHEDULE OF SIPC ASSESSMENTS AND PAYMENTS (FORM SIPC-7)
For the Year Ended December 31, 2019

Total assessment for the year ended December 31, 2019	$	1,921
Payment made with SIPC-6 July 22nd, 2019		(882)
Amount due with SIPC-7	$	1,039

BDO

Tel: 206-382-7777
Fax: 206-382-7700
www.bdo.com

Two Union Square
601 Union Street, Suite 2300
Seattle, WA 98101

Independent Accountant's Report

To the Board of Directors and Stockholder
Martin Nelson & Co., Inc.
Seattle, Washington

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Martin Nelson & Co., Inc. (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2019, solely to assist you and the SIPC in assessing the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the specified parties in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

Our procedures and findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries.
   We found no differences as a result of the procedures.
2. We compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2019.
   We found no differences as a result of the procedures.
3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.
   We found no differences as a result of the procedures.
4. We recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments.
   We found no differences as a result of the procedures.
5. We compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.
   We found no differences as a result of the procedures.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to and should not be used by anyone other than these specified parties.

BDO USA, LLP

Seattle, Washington
February 20, 2020

MARTIN NELSON & CO., INC.

SUPPLEMENTAL REPORT
UNDER SUBPARAGRAPH(e)(4) OF RULE 17a-5
OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2019

MARTIN NELSON & CO., INC.

SCHEDULE OF SIPC ASSESSMENTS AND PAYMENTS (FORM SIPC-7)
For the Year Ended December 31, 2019

Total assessment for the year ended December 31, 2019	$	1,921
Payment made with SIPC-6 July 22nd, 2019		(882)
Amount due with SIPC-7	$	1,039

BDO

Tel: 206-382-7777
Fax: 206-382-7700
www.bdo.com

Two Union Square
601 Union Street, Suite 2300
Seattle, WA 98101

Independent Accountant's Report

To the Board of Directors and Stockholder
Martin Nelson & Co., Inc.
Seattle, Washington

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Martin Nelson & Co., Inc. (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2019, solely to assist you and the SIPC in assessing the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the specified parties in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

Our procedures and findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries.
   We found no differences as a result of the procedures.
2. We compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2019.
   We found no differences as a result of the procedures.
3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.
   We found no differences as a result of the procedures.
4. We recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments.
   We found no differences as a result of the procedures.
5. We compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.
   We found no differences as a result of the procedures.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to and should not be used by anyone other than these specified parties.

BDO USA, LLP

Seattle, Washington
February 20, 2020